EXHIBIT 97

INCENTIVE COMPENSATION RECOVERY POLICY

FORTUNA SILVER MINES INC.

(the "Company")

INCENTIVE COMPENSATION RECOVERY POLICY

Purpose

The Board of Directors of the Company (“Board”) has adopted this Incentive Compensation Recovery Policy (“Policy”) in order to provide a measure of accountability by ensuring that Incentive-Based Compensation (as defined below) paid to its Executive Officers (as defined below) and employees is based on accurate Financial Reporting Measures (as defined below).  This Policy complies with the listing requirements of the New York Stock Exchange (“NYSE Requirements”) and the Sarbanes-Oxley Act of 2002 (“SOX Requirements”) regarding the clawback of incentive-based compensation.

This Policy shall apply to Incentive-Based Compensation received on or after October 2, 2023 and which has been determined by the Board to be Erroneously Awarded Compensation (as defined below).

Definitions

“Clawback Period” means the three completed fiscal years immediately preceding the earlier of:

(1)

the date the Board (or a committee thereof) or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement (as defined below), or

(2)	the date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

In addition, the Clawback Period includes any transition period that results from a change in the Company’s fiscal year within or immediately following those three completed fiscal years. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to twelve months would be deemed a completed fiscal year.

“Executive Officer” means the Company’s current or former:

(1)	President,
(2)	Chief Executive Officer,
(3)	Chief Financial Officer,
(4)	Vice-President of Accounting and Finance, or if there is no such officer, then any principal accounting officer, or if there is no such officer, then the Controller,
(5)	any Senior Vice-President, and

any other persons who currently perform or formerly performed a significant policy-making function for the Company, including executive officers of Company subsidiaries.

“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received by a current or former Executive Officer or employee that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement, which shall be calculated without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:

(1)

the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and

(2)	the Company shall maintain and provide documentation of the determination of that reasonable estimate to the NYSE.

“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures.  For the avoidance of doubt, a Financial Reporting Measure need not be presented within the financial statements, and stock price and total shareholder return are Financial Reporting Measures.

“Incentive-Based Compensation” means any compensation (including cash and equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any Financial Reporting Measure.

“Restatement” means any accounting restatement of the Company’s financial results due to material non-compliance of the Company with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error to previously issued financial statements:

(1)	that is material to the previously issued financial statements, or
(2)	that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period,

and which requires the Company to file an amended financial statement, management’s discussion and analysis or other financial report (including for the current period) to correct such Restatement.

Recovery of Erroneously Awarded Compensation upon Restatement

In the event that the Company is required to prepare a Restatement, the Board shall require each Executive Officer and, if such Restatement was caused or contributed to by the fraud, theft, embezzlement, serious misconduct or negligence of an employee who is not an Executive Officer, each applicable employee, to repay and/or forfeit the Erroneously Awarded Compensation received by such person during the Clawback Period.

Incentive-Based Compensation shall be deemed “received” in the fiscal period during which the applicable Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant occurs after the end of that fiscal period.

This Policy applies to all Incentive-Based Compensation received by a person:

(1)

after beginning service as an Executive Officer or employee (including Incentive-Based Compensation derived from an award authorized before the individual is newly hired as an Executive Officer or employee, e.g. inducement grants),

(2)	who served as an Executive Officer or employee at any time during the performance period for that Incentive-Based Compensation,

(3)	while the Company has a class of securities listed on a national securities exchange or a national securities association, and
(4)	during the Clawback Period.

To the extent the Erroneously Awarded Compensation represents an award which has previously been deferred, such deferred compensation award shall be forfeited. Without otherwise limiting the Company’s authority to recover the Erroneously Awarded Compensation hereunder, the Company shall have the authority to unilaterally forfeit deferred compensation, subject to compliance with Section 409A of the U.S. Internal Revenue Code or any other applicable local employment or tax law.

Clawback of Erroneously Awarded Compensation shall be without regard to any fault, misconduct, responsibility or involvement of the Executive Officer in the material non-compliance with Financial Reporting Measures that resulted in the Restatement. The Company’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when the restated financial report is filed.

Where Incentive-Based Compensation is based only in part on the achievement of a Financial Reporting Measure performance goal, the Company will determine the portion of the original Incentive-Based Compensation based on or derived from the Financial Reporting Measure which was restated and will recalculate the affected portion based on the Financial Reporting Measure as restated to determine the difference between the greater amount based on the original financial report and the lesser amount that would have been received based on the Restatement. The Erroneously Awarded Compensation will be calculated on a pre-tax basis.

Recovery Mechanisms

In the event a Restatement is required, each person subject to clawback will be given the opportunity to elect how to repay his or her Erroneously Awarded Compensation to the Company, subject to approval of the Board and compliance with this Policy.

Failing such an election, the Board shall have the discretion to cancel scheduled but not granted awards, withhold payments of vested but unpaid awards, or take such other action as it deems appropriate to recoup all Erroneously Awarded Compensation from the Executive Officers. Where the Erroneously Awarded Compensation consists of equity compensation, the Board will recover the excess portion of the equity award that would not have been vested and/or paid based on the Restatement, as follows:

(1)	if the vested portion of the equity award has been determined but has not been paid, the excess portion of the vested portion of the award will be forfeited;
(2)

if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the person still holds the Underlying Shares, the Company will recover and return to treasury the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and

(3)

if the Underlying Shares have been sold by person, the Company will recover the proceeds received by the person from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).

The Board will take such action as it deems appropriate, in its sole and absolute discretion, to reasonably promptly clawback the Erroneously Awarded Compensation, unless the Company’s committee of independent directors responsible for executive compensation decisions, or in the absence of such a committee, a majority of the independent directors serving on the Board, determines that it would be impracticable to recover such amount because:

(1)

subsequent to making a reasonable and documented attempt at recovery, the direct costs of enforcing recovery would exceed the Erroneously Awarded Compensation amount to be recovered, documentation of which shall be provided to the NYSE; or

(2)

recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder, based on an opinion of legal counsel; or (3) if the recovery of the incentive-based compensation would violate the employment or other home-country laws applicable to the Company based on an opinion of home country counsel, which opinion shall be provided to the NYSE.

Additional Recovery as a Result of Misconduct pursuant to SOX Requirements

In addition to the provisions in this Policy which comply with the NYSE Requirements, if the Company is required to prepare a Restatement as a result of misconduct, then in accordance with the SOX Requirements, the Chief Executive Officer and Chief Financial Officer who were in office at the time the financial document embodying such financial reporting requirement was originally issued shall reimburse the Company for:

(1)

any bonus or other incentive-based or equity-based compensation received from the Company during the 12-month period following the first public issuance or filing with the U.S. Securities and Exchange Commission (whichever first occurs) of such financial document; and

(2)	any profits realized from the sale of securities of the Company during that 12-month period.

Such repayment shall be without regard to the knowledge, engagement or involvement of the Chief Executive Officer or Chief Financial Officer in the misconduct.

Limit of Amount Recoverable from any one Person

To the extent that the provisions of this Policy require recovery of Erroneously Awarded Compensation by the Company in compliance with both the NYSE Requirements and SOX Requirements, the amount recoverable from any one person shall be the greater of: (i) the amount required under the NYSE Requirements, and (ii) the amount required under the SOX Requirements as determined by the Board.

Changes to this Policy

The Board reserves the right, at its absolute discretion, to change this Policy from time to time as it considers necessary. Changes to this Policy will be communicated to all persons to whom this Policy applies.

General

The Board shall have full authority to interpret, amend and enforce this Policy on behalf of the Company. All determinations and decisions made by the Board (or any committee thereof) pursuant to the provisions of this Policy shall be final, conclusive and binding on the Company, its subsidiaries and the persons to whom this Policy applies.

The provisions of this Policy apply to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

The Company will not indemnify or provide insurance to cover any repayment of Incentive-Based Compensation in accordance with this Policy.

This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Executive Officer that is required pursuant to any other statutory repayment requirement, regardless of whether implemented at any time prior to or following the adoption of this Policy.

This Incentive Compensation Recovery Policy was adopted by the Board on November 22, 2023.